BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. April 7, 2023 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on April 3, 2023, to be filed by our former client, Life360, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours, Tel: 415-397-7900 Fax: 415-397-2161 www.bdo.com One Bush Street, Suite 1800 San Francisco, CA 94104